Canyon Capital Releases Compensation Analysis of Ambac CEO Nader Tavakoli and Board of Directors

LOS ANGELES, May 2, 2016 -- Canyon Capital Advisors LLC ("Canyon Capital"), a leading alternative asset manager serving institutional clients worldwide, and manager of funds and accounts that own almost 5% of the outstanding shares of Ambac Financial Group, Inc. (Nasdaq: AMBC) ("Ambac" or the "Company"), today released a comparative compensation analysis based on the work of expert Brian T. Foley.

PDF - http://origin-qps.onstreammedia.com/origin/multivu_archive/ENR/362756-Canyon-Capital-Advisors-Ambac-Compensation-Slide-Deck.pdf

The analysis compares the compensation of Ambac President and Chief Executive Officer Nader Tavakoli and of Ambac's Board of Directors (the "Ambac Board") to corresponding compensation at Ambac's peers. The analysis strongly supports Canyon Capital's previous assertions that Mr. Tavakoli and the Ambac Board are significantly overpaid.

Among Mr. Foley's findings:

•         Mr. Tavakoli's 2015 compensation was far in excess of his predecessor's 2014 compensation potential and on the high end of the compensation of highest paid executives at the companies Ambac itself has identified as its peers for compensation purposes ("Ambac's Chosen Peers") – which at least as of 2015 were all larger than Ambac – as well as the CEOs of a broader group of more representative companies ("Expanded Ambac Peers").

•         For the 11 of Ambac's Chosen Peers reporting bonus target levels, Mr. Tavakoli's $5.77M direct compensation for 2015, when Ambac's stock dropped 42.5%, was $415K higher than the 90th percentile of the total direct compensation at target for CEOs.

•	For these companies, Mr. Tavakoli's $8.075M 2016 target total direct compensation is more than $5.33M above the median and more than $2.72M above the 90th percentile total direct compensation at target for CEOs, and it is more than $5.2M above the median and more than $2.25M above the 90th percentile total direct compensation at target for CEOs of the 18 Expanded Ambac Peers that report bonus target levels.

•         Ambac paid each of its full-year Board members $475,000, which is more than 2.70 times the median rate, more than double the 75th percentile rate, and approximately 1.65 times the 90th percentile rate for board members at Ambac’s Chosen Peers.

•	Ambac's directors' $475K rate is more than 2.80 times the median rate, more than 2.15 times the 75th percentile rate, and approximately 1.75 times the 90th percentile rate for the board members of the Expanded Ambac Peers.

Brian T. Foley, founder of Brian Foley & Company, has more than 35 years of experience in providing independent advice on executive compensation and related corporate governance matters to boards of directors, senior management of publicly-traded and privately-owned corporations, as well as potential acquirers of, major investors in, and individual senior executives at such companies, and other interested parties.

Mr. Foley's complete analysis is attached and will also be available at http://ambacstockholderrights.com/supporting-documents.html.

Canyon is urging stockholders to elect Mr. Frederick Arnold, a highly-qualified nominee, to serve on the Ambac Board at the upcoming 2016 Annual Meeting, instead of the Ambac Board's current chairman, Jeffrey Stein. With Mr. Arnold’s election, the Ambac Board would achieve a fairer balance with the presence of three new directors supported by stockholders who own a substantial portion of Ambac's equity.

About Canyon Capital Advisors LLC

Canyon Capital Advisors LLC is a leading alternative asset manager serving institutional clients worldwide. The firm seeks to achieve superior, risk-adjusted returns in excess of the debt and equity market indices with lower volatility. Canyon Capital and its affiliates currently manage investment funds and separate accounts amounting to over $20 billion in assets with a staff of over 200, including more than 100 investment professionals. The firm was founded in 1990 and is headquartered in Los Angeles, with offices in London, New York, Shanghai and Tokyo. Canyon Capital has been an SEC registered investment advisor since 1994.

Media Contact

Mike Geller / Nadia Damouni

Edelman

212-729-2163 / 917-344-4771

mike.geller@edelman.com / nadia.damouni@edelman.com

Investor Contact

Bruce Goldfarb / Pat McHugh / Tony Vecchio

Okapi Partners

212-297-0720

bhgoldfarb@okapipartners.com / pmchugh@okapipartners.com / TVecchio@okapipartners.com

CANYON CAPITAL ADVISORS LLC, THE CANYON VALUE REALIZATION MASTER FUND, L.P., MITCHELL R. JULIS AND JOSHUA S. FRIEDMAN (COLLECTIVELY, “CANYON”) AND FREDERICK ARNOLD (COLLECTIVELY WITH CANYON, THE “PARTICIPANTS”) HAVE FILED A DEFINITIVE PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ALONG WITH AN ACCOMPANYING GOLD PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS’ SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF AMBAC FINANCIAL GROUP, INC. (THE “COMPANY”) FOR USE AT THE COMPANY’S 2016 ANNUAL MEETING OF STOCKHOLDERS (THE “PROXY SOLICITATION”). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE FOREGOING PROXY MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/, FROM CANYON’S PROXY SOLICITOR, OKAPI PARTNERS, AND AT HTTP://WWW.AMBACSTOCKHOLDERRIGHTS.COM.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS ARE CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CANYON WITH THE SEC ON APRIL 25, 2016. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.